Exhibit 12.1

Ratio of Earnings to fixed charges

	Nine months ended September 30, 2008	2007	2006	2005	2004	2003
Pre tax income	(1,835)	23,678	20,831	11,628	2,796	902
Total fixed charges	33,759	54,158	36,985	15,280	7,334	5,636
Interest expense	33,332	53,868	36,695	14,975	7,077	5,423
Interest on other liabilities	—	—	—	—	—	—
Amortization of subordinated debt origination expense	—	—	—	9	36	36
Estimated interest portion of rent expense	427	290	290	296	221	177

	33,759	54,158	36,985	15,280	7,334	5,636
Preferred stock dividends on a tax equivalent basis	75	68	75	942	369	253

	33,834	54,226	37,060	16,222	7,703	5,889
	31,924	77,836	57,816	26,908	10,130	6,538

	33,834	54,226	37,060	16,222	7,703	5,889
Earnings to combined fixed charges and preferred
stock dividend requirements including interest on
deposits	0.94	1.44	1.56	1.66	1.32	1.11
Ratio of earnings to fixed charges	0.95	1.44	1.56	1.76	1.38	1.16